UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04005845

January 16, 2004

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: Verizon Communications Inc.
Incoming letter dated December 18, 2003

Dear Mr. Stoller:

This is in response to your letters dated December 18, 2003 and December 23, 2003 concerning the shareholder proposal submitted to Verizon by Richard A. Dee. We have also received letters from the proponent dated December 19, 2003 and December 29, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard A. Dee
115 East 89th Street
New York, NY 10128

732712

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Securities Exchange Act of 1934,
Rule 14a-8(i)(12)(iii)

December 18, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Richard A. Dee (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proposal requests that the Corporate Governance Committee of the Company's board of directors (the "Board") nominate two candidates for each directorship to be filled by a vote of shareholders at the Company's annual meetings. Specifically, the Proposal states:

> "It is hereby requested that the Board of Directors adopt promptly a resolution requiring that the Corporate Governance Committee nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected."

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as prior proposals that have been included in the Company's proxy materials three times within the preceding five calendar years and the Proposal received less than 10% of the vote in its most recent submission to shareholders at the Company's 2003 annual meeting of shareholders (the "2003 Annual Meeting").

II. The Proposal May be Excluded Under Rule 14a-8(i)(12)(iii) Because it Deals with Substantially the Same Subject Matter as Prior Proposals and Received Less than 10% of the Vote in its Last Submission to Shareholders

Pursuant to Rule 14a-8(i)(12)(iii), the Proposal may be excluded from the Company's Proxy Materials. Rule 14a-8(i)(12)(iii) states:

> "(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy material within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

* * *

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

The Proposal is identical to shareholder proposals submitted and voted upon at the Company's annual meetings held in 2003 and 2002. It is substantially the same as a proposal submitted and voted upon at the Company's annual meeting held in 2001 (the "2001 Proposal"). The 2001 Proposal urged the Board "to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC required declarations and photographs of such candidates shall appear in the company's proxy materials." The 2001 Proposal is substantively the same as the Proposal (that is, two candidates for each board seat), and varies only from the Proposal in that it contemplates the inclusion of slightly different information in the Company's proxy materials. Copies of the shareholder proposals referred to above which were voted upon at the Company's 2003, 2002 and 2001 annual meetings of shareholders are attached hereto as Exhibits B, C and D, respectively.

The Commission has stated that judgments under Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Exchange Act Release No. 34-20091 (August 16, 1983). The substantive concerns in the Proposal and the 2001 Proposal clearly are the same. The Staff consistently has concluded that companies may properly exclude resubmissions on the basis of similar substantive concerns, notwithstanding differences in specific language or implementing activities. See AT&T Corporation (February 17, 1998); Cooper Industries (January 14, 1997); Bristol-Myers Squibb Company (February 6, 1996); United Technologies Corporation (January 11, 1995); American Brands, Inc. (February 10, 1994); The Gillette Company (February 25, 1993); and The Interpublic Group of Companies (April 3, 1992).

If, as is the case here, a shareholder proposal has been submitted for a shareholder vote three times within the preceding five calendar years, the proposal may properly be omitted if it received less than 10% of the vote the last time it was submitted.

The last time the Proposal was submitted and voted upon, at the 2003 Annual Meeting, there were 179,678,239 votes cast "for" the Proposal and 1,631,116,471 votes cast "against" the Proposal. As described in Section F.4 of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on that proposal. Based on that formulation, the number of shares voting "for" the Proposal at the 2003 Annual Meeting constituted 9.92% of the total number of shares voting on the Proposal, as shown in the following calculation:

$$\frac{179{,}678{,}239}{179{,}678{,}239 + 1{,}631{,}116{,}471} = \frac{179{,}678{,}239}{1{,}810{,}794{,}710} = 9.92\%$$

Accordingly, the percentage vote in favor of the Proposal submitted for a shareholder vote at the 2003 Annual Meeting was less than 10%.

III. Conclusion

The Proposal is substantially similar to shareholder proposals voted upon three times in the preceding five calendar years, and such proposal received less than 10% of the total votes cast at the 2003 Annual Meeting when it was most recently submitted and voted upon. Accordingly, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(12)(iii). Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Richard J. Grossman of this firm, at (212) 735-2116.

Very truly yours,

Daniel E. Stoller

Enclosures

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Mr. Richard A. Dee

Exhibit A

Richard A. Dee, 115 East 89th Street, New York, New York, 10128, owner of 200 shares of the Company's common stock, proposes the following:

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements – stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate – and it is misleading. **With no choice of candidates, there is no election.**

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance – which is assured by control of board composition. Unfortunately, the 'Elective process rights' of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide Verizon Communications stockholders with a choice of director candidates – an opportunity to vote for those whose qualifications and views they favor. Approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent – and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not only nominators. Corporate directors, who often divide their time between many companies, take office unopposed – and answer only to fellow directors.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring that the Corporate Governance Committee nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and propose only the number of so-called "candidates" as there are directorships to be filled – and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors – no practical means will exist for stockholders to bring about director turnover – until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose particular backgrounds qualify them well to oversee the company's business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Verizon Communications stockholders to replace any or all directors if they become dissatisfied with them - or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their successors!

"The benefits that will accrue to Verizon Communications stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh arguments raised by those accustomed to being "selected" – and who are determined to maintain their absolute power over the Corporate Governance process.

"Please vote FOR this proposal."

BOARD OF DIRECTORS' POSITION:

The Company fully complies with Delaware law, and the Company's shareholders have all appropriate voting rights as prescribed by Delaware law, including the power to elect Directors. Nothing in law requires, however, that an election provide a choice of candidates, or that shareholders have a "right" to nominate candidates; the Company's proxy materials are not misleading. The Board of Directors provides the shareholders with a slate of Director candidates which the Board believes, in its best judgment, includes the most qualified individuals who are ready, willing and able to oversee the management of the affairs of the Company. The law does not require, and the Board does not believe, that its role is to create a political environment in which nominees compete with each other for the available directorships. In the Board's judgment, this Proposal would foster an environment where many well-qualified persons would not be willing to participate in the type of contested election that the Proposal would produce.

The Board views the present nominating process as the most effective means of ensuring that appropriately qualified candidates are identified. The Corporate Governance Committee of the Board is responsible for identifying annually the best candidates for election to the Board. The Committee only recommends nominees who have the experience and skills that best serve the Company and its shareholders. If the Board were to recommend two "rival" candidates for each position, it would be difficult to predict which individuals would be elected. Accordingly, it would be more difficult to ensure that the appropriate skills, experience and diversity were represented on the Board. There are, in fact, appropriate procedures in place for shareholders who wish to suggest qualified candidates, as set forth on page ___ of this Proxy Statement.

The Board of Directors believes that the Company should continue to follow the present nominating process, which complies with law and is used by virtually all public companies. The procedure advocated in the Proposal would not be an efficient or effective means of selecting the best Directors for the Company. Accordingly, approval of the Proposal is <u>not</u> in the best interest of the Company and its shareholders.

BOARD OF DIRECTORS' POSITION:
Verizon, like most other major corporations, provides for the election of directors by allowing each share of common stock one vote. The Board of Directors firmly believes that the present system of electing directors, in which directors elected are those receiving a plurality of the votes cast by the shareholders as a whole, best assures that the directors will represent the interests of all shareholders, and not just a particular group. Most states do not have mandatory cumulative voting and the Revised Model Business Corporation Act recommends that state laws not mandate cumulative voting. Nine out of ten S&P 500 companies do not provide for cumulative voting.

The Board of Directors opposes cumulative voting because it permits special interest groups to leverage their voting power. Cumulative voting would make it possible for such a group to elect one or more Directors representing that group's narrow interest. Directors elected by such a narrow "special interest" constituency may have difficulty fulfilling their fiduciary duty of loyalty to the Company and its shareholders due to inherent conflicts between the Company and its shareholders' interests, on the one hand, and the Director and his or her constituency, on the other. The Board of Directors believes that these potential conflicts create factionalism and undermine the ability of the Board members to work together effectively as a whole.

The Board of Directors believes that cumulative voting is not in the best interest of Verizon and its shareholders.

The Board of Directors recommends a vote AGAINST this proposal.

Item 4 on Proxy Card:
Richard A. Dee, 115 East 89th Street, New York, New York, 10128, owner of 200 shares of the Company's common stock, proposes the following:

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements — stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate — and it is misleading. With no choice of candidates, there is no election.

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance — which is assured by control of board composition. Unfortunately, the 'Elective process rights' of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide Verizon Communications stockholders with a choice of director candidates — an opportunity to vote for those whose qualifications and views they favor. Approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent — and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not only nominators. Corporate directors, who often divide their time between many companies, take office unopposed — and answer only to fellow directors.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring that the Corporate Governance Committee nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and propose only the number of so-called "candidates" as there are directorships to be filled — and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors — no practical means will exist for stockholders to bring about director turnover — until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose particular backgrounds qualify them well to oversee the company's business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Verizon Communications stockholders to replace any or all directors if they become dissatisfied with them — or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their successors!

and its shareholders.

The Committee establishes the targets that will determine the awards for performance-based compensation. These targets include a range of financial and non-financial performance factors, and each year the Committee assigns relative weighting to those factors. In 2001, the performance factors included earnings per share, revenue growth, customer satisfaction and an individual's personal contribution to the success of Verizon. In order to determine the appropriate awards under the incentive plans, the Committee compares the actual performance, including financial results, to the corresponding targets. The Company's financial results are broad measures of the business and are reported in financial statements prepared in accordance with generally accepted accounting principles. In evaluating those results, the Committee has, and exercises, the discretion to determine

<PAGE>

whether certain components of the results should be adjusted for compensation purposes.

The Board believes that, in order to continue to determine the appropriate performance-based compensation and, given continuously changing business and market conditions, the Committee must retain the discretion to make appropriate adjustments. This proposal would arbitrarily limit that discretion, and we believe that it is contrary to generally established compensation practices.

In sum, the Board does not agree with the supporting statement and has concluded that it cannot support the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

ITEM 7 ON PROXY CARD:
Richard A. Dee, 115 East 89th Street, New York, New York, 10128, owner of 864 shares of the Company's common stock, proposes the following:

"STOCKHOLDERS OF PUBLICLY-OWNED CORPORATIONS DO NOT "ELECT" DIRECTORS. Directors are "selected" by incumbent directors and managements -- stockholders merely "RATIFY" or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate -- and it is misleading. WITH NO CHOICE OF CANDIDATES, THERE IS NO ELECTION.

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance -- which is assured by control of board composition. Unfortunately, the "Elective process rights" of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide Verizon Communications stockholders with a CHOICE of director candidates -- an opportunity to vote for those whose qualifications and views they favor. Approval will provide stockholders with "duly elected" representatives.

"In a democracy, those who govern are duly elected by those whom they represent -- and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not only nominators. Corporate directors, who often divide their time between many companies, take office unopposed -- and answer only to fellow directors.

"IT IS HEREBY REQUESTED THAT THE BOARD OF DIRECTORS ADOPT PROMPTLY A RESOLUTION REQUIRING THAT THE CORPORATE GOVERNANCE COMMITTEE NOMINATE TWO CANDIDATES FOR EACH DIRECTORSHIP TO BE FILLED BY VOTING OF STOCKHOLDERS AT ANNUAL MEETINGS. IN ADDITION TO CUSTOMARY PERSONAL BACKGROUND INFORMATION, PROXY STATEMENTS SHALL INCLUDE A STATEMENT BY EACH CANDIDATE AS TO WHY HE OR SHE BELIEVES THEY SHOULD BE ELECTED.

"As long as incumbents are permitted to select and propose only the number of so-called "candidates" as there are directorships to be filled -- and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors -- no practical means will exist for stockholders to bring about director turnover -- until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose particular backgrounds qualify them well to oversee the company's business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Verizon Communications stockholders to replace any or all directors if they become dissatisfied with them -- or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their successors!

"The benefits that will accrue to Verizon Communications stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh arguments raised by those accustomed to being "selected" -- and who are determined to maintain their absolute power over the Corporate Governance process.

"PLEASE VOTE FOR THIS PROPOSAL."

BOARD OF DIRECTORS' POSITION:
The Company fully complies with Delaware law, and the Company affords its shareholders with all appropriate voting rights as prescribed by Delaware law. Nothing in law requires that an election provide a choice of candidates, or that shareholders have a "right" to nominate candidates; the Company's proxy materials are not misleading. The Board of Directors provides the shareholders with a slate of Director candidates who the Board believes, in its best

<PAGE>

judgment, includes the most qualified individuals who are ready, willing and able to oversee the management of the affairs of the Company. The law does not require, and the Board does not believe, that its role is to create a political environment in which nominees compete with each other for the available directorships. In the Board's judgment, this proposal would foster an environment where many well-qualified persons would not be willing to participate in the type of contested election that the proposal would produce.

The Board views the present nominating process as the most effective means of ensuring that appropriately qualified candidates are identified. The Corporate Governance Committee of the Board is responsible for identifying annually the best candidates for election to the Board. The Committee only recommends nominees who have the experience and skills that best serve the Company and its the STIP to fail to comply with any requirement of applicable law, regulation, or rule if it were not approved by shareholders will not be effective unless the shareholders of Verizon approve the amendment or revision.

If certain unusual or nonrecurring events affect the Company, or if there is a change in applicable laws, regulations, or accounting principles, the HRC may adjust previously granted awards to prevent enlargement of the benefits or potential benefits intended to be available under the STIP.

CHANGE IN CONTROL

In order to protect the rights of the participants, the STIP provides that, in the event of a Change in Control, as defined in the STIP, all awards granted under the STIP will become immediately nonforfeitable and payable at the normal payment date, unless the participant elects to defer receipt of the award under the deferral regulations applicable to the STIP. If a participant's award is based on a performance percentage, the awards for the year in which the Change in Control occurs and for any earlier year for which STIP awards have not been granted at the time the Change in Control occurs will be determined using a performance percentage that is no less than the individual's target percentage for the year immediately preceding the year in which the Change in Control occurs.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE VERIZON COMMUNICATIONS INC. SHORT-TERM INCENTIVE PLAN.

SHAREHOLDER PROPOSALS
ITEMS 5 -- 8 ON PROXY CARD

The shareholders named below have told us that they intend to have the following proposals presented at the Annual Meeting. Approval of a shareholder proposal requires the affirmative vote of a majority of eligible shares present at the Annual Meeting, in person or by proxy, and voting on the matter. The Board of Directors has concluded that it cannot support these proposals for the reasons given.

ITEM 5 ON PROXY CARD:
Mr. Bartlett Naylor, 1255 N. Buchanan, Arlington, VA 22205, owner of 140 shares of the Company's common stock, proposes the following:

"*RESOLVED:* The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

SUPPORTING STATEMENT: Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 90% pluralities. The "real" selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

Our company should offer a rational choice when shareholders elect directors. Such a process could abate the problem of a chair "choosing" his own board, that is, selecting those directors he expects will reflexively support his initiatives, and shedding those who may sometimes dissent. Such a process could create healthy and more rigorous shareholder evaluation about which specific nominees are best qualified.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Hopefully so. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

We urge you to vote FOR this proposal."

BOARD OF DIRECTORS' POSITION:
The Board of Directors believes that its role is to provide the shareholders with a slate of Director candidates whom the Board believes, in its best judgment, are the most qualified and who are ready, willing and able to oversee the management of the affairs of the Company. It is not the Board's role to create a political environment in which nominees compete with each other for the available directorships. The Board believes that this proposal would foster this type of environment.

The Board views the present nominating process as the most effective means of ensuring that appropriately qualified individuals continue to serve as Directors. The Corporate Governance Committee of the Board recommends only those nominees possessing the experience and skills that best serve the Company and its shareholders. By recommending two "rival" candidates for each position, it would be difficult to predict which individuals would be elected and which skills would be represented on the Board. Accordingly, the Board would be less able to ensure that the proper skills, experience and diversity were represented on the Board. Moreover, there are appropriate procedures in place for shareholders who wish to suggest qualified candidates, as set forth on page 19 of this Proxy Statement.

The Board of Directors believes that the present nominating process should be preserved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

RICHARD A. DEE
115 EAST 89TH STREET
NEW YORK, NEW YORK 10128
(212) 831-3191
FAX (212) 831-0102

FACSIMILE COVER LETTER

Please deliver the following pages to:

Office of Chief Counsel
Division of Corporation Finance
The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Total number of pages, including this cover letter: 4

Date: 12/19/03   To Fax #: **(202) 942-9525**

Time: 8:30 PM

If you do not receive the number of pages indicated, or if any communication problem is experienced, *please telephone (212) 831-3191.*

RE: VERIZON COMMUNICATIONS INC.

Please acknowledge receipt. RAD

RICHARD A. DEE

By Fax to (202) 942-9525

December 19, 2003

Office of Chief Counsel
Division of Corporation Finance
The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Verizon Communications Inc. – 2004 Stockholder Proposal

Ladies and Gentlemen:

On behalf of its client, Verizon Communications Inc., Skadden, Arp, Slate, Meagher & Flom has written to you to request that you agree to omission of the 2004 proposal that I submitted to Verizon calling upon it to provide stockholders with a choice of director candidates.

I originated this Corporate Governance proposal, and I sponsored it first in 1995 when it was voted on by stockholders of Verizon's predecessors, Nynex and Bell Atlantic – and by the stockholders of three other major companies. I have sponsored the proposal on a number of occasions since 1995, and it was voted on by Verizon stockholders most recently in 2003.

Verizon informed me by letter, a copy of which is enclosed, that at its 2003 Annual Meeting 10% of its shares had been voted For my proposal, and 90% Against it. I took Verizon at its word.

My 2004 proposal, which is almost identical to that voted on in 2003, actually was submitted to and received by Verizon on January 2, 2001. And, I shall petition for its inclusion in 2004 proxy materials.

Following its April 2003 annual meeting, Verizon, with my 2004 proposal in hand, had eight months time during which to challenge it on the basis that it may have received a hair less than the 10% of the vote that it confirmed to me. It did not do so.

Instead of informing me of the slight inconsistency in its reporting, Verizon acknowledged receipt of my 2004 proposal, asked for proof of my holdings (which I furnished), and then waited until about a month after the submission date for 2004 proposals had passed before issuing its challenge – via outside counsel. Planning to complicate if not preclude inclusion of any proposal sponsored by me? Possibly.

I am optimistic that Verizon will consider carefully the circumstances involved here – and that we can come to a fair and reasonable understanding that will not require the Commission's involvement. I think this problem can be settled simply, easily, and amicably by me and Verizon, and I shall proceed on that basis at once. Hopefully, we will be able to come up with a mutually satisfactory solution.

Sincerely,

Richard A. Dee

Enclosures (2)

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

verizon

May 21, 2003

VIA UPS

Mr. Richard A. Dee
115 East 89TH Street
New York, NY 10128

Dear Mr. Dee:

Verification of Verizon's 2003 Annual meeting of Shareholders voting results has been completed and we have received the Final Certificate of Inspectors. The results on your proposal are as follows:

PROPOSAL: Additional Director Nominees

FOR:	179,678,239	(10%)
AGAINST:	1,631,116,471	(90%)

Should you have any questions regarding these results, please feel free to contact me.

Sincerely,

Darlene D. Kleiner

RICHARD A. DEE

By Fax To (917) 777-3360

December 19, 2003

Daniel E. Stoller, Esq.
Skadden, Arps, Slate, Meagher & Flom
Four Times Square
New York 10036-6522

Re: Stockholder Proposal – Verizon Communications Inc. – 2004 Proxy Statement

Dear Mr. Stoller:

Earlier today, I received from your firm a copy of your letter of December 18 addressed to the Securities and Exchange Commission in connection with the above written on behalf of your client, Verizon Communications Inc. Your letter requests that the Commission agree with your view that my proposal may be omitted, properly, from Verizon's 2004 proxy materials.

You request that the Commission agree to omission of my proposal based on Rule 14a8(i)(12)(iii) – your belief that my 2003 proposal received "less than 10% of the total votes cast at the 2003 Annual Meeting when it was most recently submitted and voted upon".

Verizon Communications, however, transmitted the results of stockholder voting on my 2003 proposal to me per the enclosed letter from its Assistant General Counsel dated May 21, 2003. The company reported to me that the proposal received a vote of 10% FOR its approval.

Inasmuch as my 2004 proposal was received by Verizon on January 2, 2001, the company has had a considerable length of time during which to challenge its inclusion in proxy materials based on stockholder voting at the 2003 annual meeting. *Only now*, eight months after the annual meeting, and more than a month after the closing date for the submission of proposals to be considered for inclusion in 2004 proxy materials, is a challenge being made.

My additional director nominees proposal should be included in Verizon's 2004 proxy materials. If the company disagrees, in view of the slight apparent shortfall I shall request a recount of 2003 stockholder voting on the proposal. And, in view of *all* of the circumstances, I shall submit today to Verizon a proposal that bears no similarity to the one at issue.

Sincerely,

Richard A. Dee

Enclosures (2)

cc: Marianne Drost, Esq., Verizon Communications Inc.
Office of Chief Counsel, Division of Corporation Finance

115 East 89th Street New York, N.Y. 10128 (212) 831-3191 FAX (212) 831-0102

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212 735-3360
DIRECT FAX
917 777-3360
EMAIL ADDRESS
DSTOLLER@SKADDEN.COM

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December 23, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of
<u>Shareholder Proposal Pursuant to Rule 14a-8</u>

Dear Sir or Madam:

I refer to my letter dated December 18, 2003 (the "December 18 Letter") pursuant to which Verizon Communications Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Richard A. Dee (the "Proponent") may properly be omitted pursuant to Rule 14a-8(i)(12)(iii) from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. This letter is in response to the letter from the Proponent to the undersigned dated December 19, 2003 (the "Proponent's Letter"). Although the Proponent's Letter indicates that it was furnished to the Staff, we are attaching a copy of the Proponent's Letter as Exhibit A hereto. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent.

The Proponent raises two issues in the Proponent's Letter. First, while acknowledging that his identical proposal (the "2003 Proposal") submitted for a vote at the Company's 2003 annual meeting of shareholders (the "2003 Annual Meeting") did not receive 10% of the vote (which the Proponent refers to in the last paragraph of the Proponent's Letter as a "slight apparent shortfall"), the Proponent cites a letter dated May 21, 2003 (the "May 2003 Letter") from the Company's Assistant General Counsel relating to the vote on the 2003 Proposal at the 2003 Annual Meeting. The May 2003 Letter correctly provides the voting results on the 2003 Proposal, which results are identical to those cited in Section II of the December 18 Letter.

The Proponent's sole argument is that the May 2003 Letter, in rounding the percentage votes to the nearest whole number, indicated that the vote on the 2003 Proposal was 10% "For" and 90% "Against." As shown in Section II of the December 18 Letter, the voting results on the 2003 Proposal, when calculated in accordance with Section F.4 of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), were 9.92% "For" and 90.08% "Against."

The actual vote totals were furnished to the Proponent in the May 2003 Letter, and the manner of calculating voting percentages for purposes of Rule 14a-8(i)(12) are publicly known and available to the Proponent. It is the actual voting results, calculated in accordance with the Staff's instructions, that are determinative for purposes of Rule 14a-8(i)(12).

The second issue raised in the Proponent's Letter is that he would have preferred that the Company submit to the Staff its no action request letter prior to December 18, 2003. In submitting such letter on December 18, 2003, the Company fully complied with the provisions of Rule 14a-8(j)(1), which state "[i]f the Company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." December 18, 2003 is 80 days prior to March 7, 2004, and the Company will not file its definitive proxy statement and form of proxy with the Commission prior to March 7, 2004. Accordingly, the December 18 Letter was submitted on a timely basis in accordance with the Rule 14a-8(j)(1).

For the reasons set forth above and in the December 18 Letter, the Company believes that the Proposal may properly be omitted from the Proxy Materials and requests the Staff's concurrence with its views. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Richard J. Grossman of this firm, at (212) 735-2116.

Very truly yours,

Daniel E. Stoller

Enclosures

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Mr. Richard A. Dee

RICHARD A. DEE

By Fax To (917) 777-3360

December 19, 2003

Daniel E. Stoller, Esq.
Skadden, Arps, Slate, Meagher & Flom
Four Times Square
New York 10036-6522

Re: Stockholder Proposal – Verizon Communications Inc. – 2004 Proxy Statement

Dear Mr. Stoller:

Earlier today, I received from your firm a copy of your letter of December 18 addressed to the Securities and Exchange Commission in connection with the above written on behalf of your client, Verizon Communications Inc. Your letter requests that the Commission agree with your view that my proposal may be omitted, properly, from Verizon's 2004 proxy materials.

You request that the Commission agree to omission of my proposal based on Rule 14a8(i)(12)(iii) – your belief that my 2003 proposal received "less than 10% of the total votes cast at the 2003 Annual Meeting when it was most recently submitted and voted upon".

Verizon Communications, however, transmitted the results of stockholder voting on my 2003 proposal to me per the enclosed letter from its Assistant General Counsel dated May 21, 2003. The company reported to me that the proposal received a vote of 10% FOR its approval.

Inasmuch as my 2004 proposal was received by Verizon on January 2, 2001, the company has had a considerable length of time during which to challenge its inclusion in proxy materials based on stockholder voting at the 2003 annual meeting. *Only now*, eight months after the annual meeting, and more than a month after the closing date for the submission of proposals to be considered for inclusion in 2004 proxy materials, is a challenge being made.

My additional director nominees proposal should be included in Verizon's 2004 proxy materials. If the company disagrees, in view of the slight apparent shortfall I shall request a recount of 2003 stockholder voting on the proposal. And, in view of *all* of the circumstances, I shall submit today to Verizon a proposal that bears no similarity to the one at issue.

Sincerely,

Richard A. Dee

Enclosures (2)

cc: Marianne Drost, Esq., Verizon Communications Inc.
Office of Chief Counsel, Division of Corporation Finance

115 East 89th Street New York, N.Y. 10128 (212) 831-3191 FAX (212) 831-0102

verizon

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

May 21, 2003

VIA UPS

Mr. Richard A. Dee
115 East 89TH Street
New York, NY 10128

Dear Mr. Dee:

Verification of Verizon's 2003 Annual meeting of Shareholders voting results has been completed and we have received the Final Certificate of Inspectors. The results on your proposal are as follows:

PROPOSAL: Additional Director Nominees

FOR:	179,678,239	(10%)
AGAINST:	1,631,116,471	(90%)

Should you have any questions regarding these results, please feel free to contact me.

Sincerely,

Darlene D. Kleiner

RICHARD A. DEE

By Fax To (212) 302-8320

January 2, 2001

Ms. Marianne Drost
Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

Re: Stockholder Proposal - Verizon Communications Inc. - 2004 Proxy Statement

Dear Ms. Drost:

Enclosed please find my Stockholder Proposal to be included in the Verizon Communications Proxy Statement for the 2004 annual Meeting of Stockholders. The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being submitted as it is to appear in the Proxy Statement; the order, the paragraphing, type characteristics (uses of bold and italic), and underlines.

The Proposal is nearly identical to a Proposal voted upon by the stockholders of Bell Atlantic and NYNEX in 1995.

I own of record 864 shares of the company's stock. The shares have been owned for a period in excess of one year, and I shall continue to own the requisite shares through the date of the Annual Meeting.

Please acknowledge receipt of the Proposal at your earliest convenience.

Sincerely,

Enclosure (2 pg. proposal)

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE

By Fax to (202) 942-9525

December 29, 2003

Office of Chief Counsel
Division of Corporation Finance
The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Verizon Communications Inc. – 2004 Stockholder Proposal

Ladies and Gentlemen:

Skadden, Arps, Slate, Meagher & Flom, on behalf of its client, Verizon Communications Inc., again has contacted you, per a 3-page letter (plus enclosures) dated December 23, to request that the Commission agree to omission of the 2004 proposal that I submitted to Verizon calling upon it to provide its stockholders with a choice of director candidates.

Verizon informed me by letter, a copy of which is enclosed, that at its 2002 Annual Meeting 11.03% of its shares were voted For my proposal, and 88.97% Against it.

Verizon informed me by letter, a copy of which is enclosed, that at its 2003 Annual Meeting 10% of its shares were voted For my proposal, and 90% Against it. As I have stated, I took Verizon at its word.

Verizon appeared to have gone through the same process and made similar calculations in 2002 and 2003 – and reported the results to me in the same format each year.

Verizon misled me, however, in connection with reporting the results of stockholder voting in 2003.

I believe that the proposal I submitted to Verizon should be included in the company's 2004 proxy materials.

Sincerely,

Richard A. Dee

Enclosures (2)

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

Verizon Communications Inc.
1095 Avenue of Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Associate General Counsel

verizon

June 13, 2002

Mr. Richard A. Dee
115 East 89 Street
New York, New York 10128

Dear Mr. Dee:

Verification of Verizon's 2002 Annual Meeting of Shareholders voting results has been completed and we have received the Final Certificate of Inspectors. The results on your proposal are as follows:

PROPOSAL: Additional Director Nominees

FOR:	194,627,486	(11.03%)
AGAINST:	1,570,731,791	(88.97%)

Should you have any questions regarding these results, please feel free to contact me.

Sincerely,

Darlene D. Kleiner

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

verizon

May 21, 2003

VIA UPS

Mr. Richard A. Dee
115 East 89TH Street
New York, NY 10128

Dear Mr. Dee:

Verification of Verizon's 2003 Annual meeting of Shareholders voting results has been completed and we have received the Final Certificate of Inspectors. The results on your proposal are as follows:

PROPOSAL: Additional Director Nominees

FOR:	179,678,239	(10%)
AGAINST:	1,631,116,471	(90%)

Should you have any questions regarding these results, please feel free to contact me.

Sincerely,

Darlene D. Kleiner

TOTAL P.04

RICHARD A. DEE
115 EAST 89TH STREET
NEW YORK, NEW YORK 10128
(212) 831-3191
FAX (212) 831-0102

FACSIMILE COVER LETTER

Please deliver the following pages to:

Office of Chief Counsel
Division of Corporation Finance
The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Total number of pages, including this cover letter: 4

Date: 12/29/03 To Fax #: (202) 942-9525

Time: 1:50 PM

If you do not receive the number of pages indicated, or if any communication problem is experienced, *please telephone (212) 831-3191.*

RE: VERIZON COMMUNICATIONS INC.

Please acknowledge receipt.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 18, 2003

The proposal requests that the board of directors adopt a resolution requiring the nomination of two candidates for each directorship to be filled by the voting of stockholders at annual meetings, and, in addition to customary background information, include a statement from each candidate as to why he or she should be elected in Verizon's proxy statement.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(12)(iii). In arriving at this position, we note that a proposal dealing with substantially the same subject matter submitted last season received 9.92% of the vote. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor